ENERFLEX LTD. ANNOUNCES FOURTH QUARTER 2025 FINANCIAL AND OPERATIONAL RESULTS, AGREEMENT TO DIVEST NON-CORE BUSINESS AND PROVIDES PRELIMINARY OUTLOOK FOR 2026

ADJUSTED EBITDA OF $123 MILLION AND RECORD FREE CASH FLOW OF $141 MILLION

REDUCED NET DEBT TO $501 MILLION OR APPROXIMATELY 1.0x TTM ADJUSTED EBITDA AT THE END OF Q4/25

STRONG OPERATIONAL VISIBILITY WITH ES AND EI BACKLOG OF $1.1 BILLION AND $1.3 BILLION, RESPECTIVELY

SIGNED AN AGREEMENT TO DIVEST OPERATIONS IN ASIA PACIFIC REGION, CONTINUING EFFORTS TO OPTIMIZE AND SIMPLIFY ENERFLEX’S BUSINESS

CAPITAL EXPENDITURES FOR 2026 TARGETED AT $175 TO $195 MILLION, INCLUDING $90 TO $100 MILLION FOR GROWTH OPPORTUNITIES

NEWS RELEASE

CALGARY, Alberta, February 25, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and twelve months ended December 31, 2025.

All amounts presented are in U.S. Dollars unless otherwise stated.

Q4/25 FINANCIAL OVERVIEW

•
Generated revenue of $627 million compared to $561 million in Q4/24 and $777 million in Q3/25.
o
Higher revenue compared with prior year reflects strong execution and a high level of operational activity in the Engineered Systems (“ES”) product line. The sequential decline relates primarily to commencement of the Block 60 Bisat-C Expansion Facility (“Bisat-C Expansion”) in the Eastern Hemisphere (“EH”) during Q3/25 and the pull forward of certain projects into the third quarter.
•
Recorded gross margin before depreciation and amortization of $177 million, or 28% of revenue, compared to $174 million, or 31% of revenue in Q4/24 and $206 million, or 27% of revenue during Q3/25.
o
Energy Infrastructure (“EI”) and After-Market Services (“AMS”) product lines generated 67% of consolidated gross margin before depreciation and amortization during Q4/25.
o
ES gross margin before depreciation and amortization decreased to 18% in Q4/25 compared to 21% in Q4/24, primarily due to project mix, but improved sequentially from 17% in Q3/25.
•
SG&A was $83 million for the three months ended December 31, 2025, down $9 million from the prior year period, driven by cost-saving initiatives, sustained operational efficiencies, and lower amortization expense. On a sequential basis, SG&A increased from $71 million due to higher stock-based compensation and third party expenses.
•
Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $123 million compared to $121 million in Q4/24 and $145 million in Q3/25. The sequential decrease in adjusted EBITDA was primarily related to the pull forward of certain ES projects into Q3/25 and higher core SG&A.
•
Cash provided by operating activities before working capital of $60 million, which included $26 million of expenses related to the redemption of the 2027 senior secured notes, compared to $74 million in Q4/24 and $115 million in Q3/25.

Q4/24 Earnings News Release

•
Free cash flow increased to a record $141 million in Q4/25 compared to $76 million during Q4/24 and $43 million in Q3/25. Free cash flow included a working capital recovery of $119 million and benefitted from collections and execution of projects across the business.
•
Return on capital employed (“ROCE”)1 was 16.9% in Q4/25, an increase compared to 10.3% in Q4/24 and consistent with the record level during Q3/25. Higher ROCE, compared to Q4/24, is a function of the increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt.
•
Net earnings (loss) of ($57) million or ($0.47) per share in Q4/25 compared to $15 million or $0.12 per share in Q4/24 and $37 million or $0.30 per share in Q3/25. Included during Q4/25 was $81 million of expenses related to redemption of the 2027 senior secured notes. On a normalized basis, net income was $24 million or $0.20 per share.
•
Invested $34 million in the business, comprised of $14 million for growth, primarily allocated to expand the Company’s contract compression fleet in the U.S., and $20 million for maintenance and PP&E.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

•
Enerflex has entered into a definitive agreement to divest the majority of its operations in the APAC region to INNIO Group (“INNIO”). This business operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. Completion of the transaction is subject to standard closing conditions and regulatory approvals, and is expected to close during the second half of 2026.
o
Following close, Enerflex will continue to deliver ES solutions in APAC, including natural gas compression, processing, and electric power generation, through local sales teams, with equipment manufactured from the Company’s three facilities in North America.
•
ES backlog as at December 31, 2025 of $1.1 billion provides strong visibility into future revenue generation and business activity levels. Bookings of $377 million during Q4/25 compared to $301 million in Q4/24, $339 million in Q3/25 and a trailing eight quarter average of $336 million. ES book-to-bill ratio (calculated as bookings divided by revenue), was 1.1x during Q4/25 and 1.0x on a trailing eight quarter average, highlighting that the Company is consistently replenishing its backlog in line with project execution.
•
The Company continues to expand and deepen relationships with upstream and midstream client partners across the U.S., particularly in the Permian basin, through strategic collaboration and long-term partnership development. During Q4/25, this momentum contributed to Enerflex securing multiple orders for large-scale compression, natural gas processing, retrofit and power generation equipment. During Q4/25, Enerflex also established a long-term framework agreement for compression solutions with a diversified, integrated midstream client partner in the U.S.
•
Enerflex continues to develop opportunities in the electric power generation part of our business, including projects associated with data centers. In early-2026, Enerflex: (1) received an order to supply power generation units for a large data center project in the U.S., with deliveries scheduled into 2027; (2) completed a front-end engineering and design (FEED) study for a client partner related to a large data center power generation project in the U.S., advancing the opportunity toward potential future execution; and (3) executed contracts to supply power generation equipment to two client partners in the North American market. Enerflex continues to evaluate over 1.5 gigawatt of opportunities across our Engineered Systems business line.
•
In Oman, Enerflex executed a fast-track modification project for its client partner to accommodate a new 30 mmscf/d high-CO₂ inlet gas stream. The 20-week project was completed without operational disruption, demonstrating Enerflex’s ability to deliver complex brownfield upgrades safely and efficiently.
•
Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian. Utilization remained stable at 94% across a fleet size of approximately

Q4/25 Earnings News Release 2

483,000 horsepower. Enerflex increased its marketed fleet by 13% over the course of 2025 and expects approved growth capital expenditures will deliver growth at a similar pace or greater during 2026. Enerflex is also securing long-lead time components to support further growth in 2027.

SHAREHOLDER RETURNS

•
Enerflex’s Board of Directors increased the Company’s quarterly dividend by 13% to CAD$0.0425 per common share, with the dividend paid on December 1, 2025.
•
Enerflex repurchased 102,800 common shares at an average price of CAD$15.10 per share during Q4/25 and a total of 2,779,000 common shares at an average price of CAD$11.08 (as at December 31, 2025) since the commencement of its normal course issuer bid (“NCIB”) on April 1, 2025. Under the NCIB, which expires March 31, 2026, the Company is authorized to acquire up to a maximum of 6,159,695 common shares or 5% of its public float as at the application date for the NCIB, for cancellation.

BALANCE SHEET AND LIQUIDITY

•
Refinanced $563 million 9.000% senior secured notes due 2027 with $400 million of 6.875% senior unsecured notes due 2031 along with availability under the Company’s secured revolving credit facility. The refinancing is expected to reduce annual interest costs and enhance the Company’s tax efficiency.
•
Enerflex exited Q4/25 with net debt of $501 million, which included $81 million of cash and cash equivalents, a reduction of $115 million compared to Q4/24, and $83 million compared to the third quarter of 2025. Since the beginning of 2023, Enerflex has repaid approximately $520 million of long-term debt through Q4/25.
•
Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.0x at the end of Q4/25, down from 1.5x at the end of Q4/24 and 1.2x at the end of Q3/25.

MANAGEMENT COMMENTARY

Paul Mahoney, Enerflex’s President and Chief Executive Officer stated: “Strong fourth quarter operational and financial results cap off an excellent year for Enerflex, a testament to the resilience, commitment, and deep knowledge of our global team. The Energy Infrastructure and After-Market Services business lines continue to be the foundation of our results and contributed 65% of our gross margin before depreciation and amortization during 2025, consistent with our initial guidance. The Engineered Systems business line continued to demonstrate strong project execution and visibility for this business line remains solid, supported by a $1.1 billion backlog at the end of Q4/25 and healthy bidding prospects.

Over the course of 2025, we continued to advance our business and took meaningful steps to enhance long-term shareholder value. While there remains important work ahead to fully realize our ambitions, I am encouraged by the momentum across our global operations and am confident in our ability to build on this foundation during 2026.”

Mr. Mahoney added, “I would like to thank our strong team in the APAC region for their commitment to Enerflex and their contributions as we built a leading AMS business in the APAC region. The accretive divestiture announced today underscores Enerflex’s commitment to simplifying and optimizing our operations while sharpening our focus on our core regions of North America, Latin America, and the Middle East. Enerflex and INNIO share a long-standing global relationship, including Enerflex’s role as a channel partner across our core regions, and we look forward to building on this partnership.”

Preet Dhindsa, Enerflex's Senior Vice President and Chief Financial Officer, added: “Enerflex generated record free cash flow in the fourth quarter, with capital allocation continuing to balance disciplined growth, direct shareholder returns, and enhancements to our financial flexibility. Enerflex’s bank adjusted leverage ratio

Q4/25 Earnings News Release 3

declined to approximately 1.0x at the end of Q4/25 and we further solidified our financial position with a successful refinancing of our high yield notes. We remain focused on enhancing profitability of our core operations, growing our business in a disciplined and structured way, and ensuring Enerflex generates sustained, attractive returns for shareholders.”

SUMMARY RESULTS

	Three months ended December 31,			Twelve months ended December 31,
($ millions, except percentages and ratios)	2025		2024	2025		2024
Revenue	$627		$561	$2,571		$2,414
Gross margin ("GM")	143		140	582		504
GM as a percentage of revenue ("GM %")	22.8%		25.0%	22.6%		20.9%
Selling, general and administrative expenses (“SG&A”)	83		92	272		327
Operating income	57		50	306		173
EBITDA[1]	83		92	444		364
EBIT[1]	43		47	283		179
Net (loss) earnings	(57)		15	64		32
Long-term debt	582		708	582		708
Net debt[2]	501		616	501		616
Cash provided by operating activities	179		113	345		324

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,110		$1,280	$1,110		$1,280
ES bookings[3]	377		301	1,286		1,401
EI contract backlog[4]	1,321		1,545	1,321		1,545
GM before depreciation and amortization (“GM before D&A”)[5]	177		174	719		642
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	28.2%		31.0%	28.0%		26.6%
Adjusted EBITDA[6]	123		121	511		432
Free cash flow[7]	141		76	230		222
Bank-adjusted net debt to EBITDA ratio[7]	1.0	x	1.5x	1.0	x	1.5x
Return on capital employed (“ROCE”)[7,8]	16.9%		10.3%	16.9%		10.3%

1EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2Net debt is defined as total long-term debt less cash and cash equivalents as presented in the Financial Statements.

3Refer to the “ES Backlog and Bookings” section of the MD&A for further details.

4Refer to the “EI Contract Backlog” section of the MD&A for further details.

5 Refer to the “GM before D&A by Product Line and Recurring GM before D&A” section of the MD&A for further details.

6Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month ("TTM") period

Enerflex’s consolidated financial statements and notes (the “Financial Statements”) and Management’s Discussion and Analysis (“MD&A”) as at December 31, 2025, can be accessed on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q4/25 Earnings News Release 4

OUTLOOK

Enerflex’s preliminary outlook for 2026 reflects steady demand across its business lines and geographic regions. Operating results will continue to be underpinned by the highly contracted Energy Infrastructure (“EI”) product line and the recurring nature of After Market Services (“AMS”). The EI product line is supported by customer contracts expected to generate approximately $1.3 billion of revenue over their remaining terms.

Performance for Enerflex's Engineered Systems (“ES”) product line is expected to remain steady, supported by a backlog of approximately $1.1 billion as at December 31, 2025, the majority of which is expected to convert into revenue over the next 12 months. The medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and electric power generation across Enerflex’s core operating countries.

Enerflex’s priorities in 2026 include:

1.
leveraging our leading position in core operating countries to capitalize on expected increases in demand for Enerflex’s solutions;
2.
enhancing the profitability of core operations; and
3.
maximizing free cash flow, positioning the Company to invest in customer supported growth opportunities and provide meaningful direct shareholder returns.

Capital Allocation

Enerflex is targeting organic capital expenditures of $175 million to $195 million during 2026. This includes: (1) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million to support the Company’s ES business and activity in adjacent markets, including electric power generation.

Organic growth capital spending will continue to focus on customer supported opportunities and primarily allocated to expand the Company’s contract compression fleet in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production and capital spending discipline from market participants. Although not contemplated in the Company’s 2026 capital spending plan, Enerflex continues to evaluate opportunities to organically expand its business in the Middle East.

Providing meaningful direct shareholder returns is a priority for Enerflex. During 2025, Enerflex returned $40 million to shareholders through dividend ($17 million) and share repurchases ($23 million). Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to disciplined growth capital spending, share repurchases and dividends, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.0425 per share, payable on March 25, 2026 to shareholders of record on March 11, 2026.

CONFERENCE CALL AND WEBCAST DETAILS

Q4/25 Earnings News Release 5

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 26, 2026 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BI52a508f5bca84d6ba0a59d80682b4bdc. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/bjd73ca2/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio, ES backlog and bookings, EI contract backlog, free cash flow, GM before depreciation and amortization and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three and twelve months ended December 31, 2025, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Adjusted EBITDA

	Three months ended December 31, 2025
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(57)
Income taxes[1]				41
Net finance costs[1,2]				59
EBIT[3]	$42	$9	$5	$43
Depreciation and amortization	16	11	13	40
EBITDA	$58	$20	$18	$83
Share-based compensation	10	2	3	15
Impact of finance leases
Principal payments received	-	-	12	12
Derecognition of redemption options[3]				13
Adjusted EBITDA	$68	$22	$33	$123

1The Company included net loss, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $13 million derecognition of the embedded derivative asset associated with the redemption options in the 2027 Notes on the early redemption. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$15
Income taxes[1]				6
Net finance costs[1,2]				26
EBIT[3]	$34	$11	$4	$47
Depreciation and amortization	19	12	14	45
EBITDA	$53	$23	$18	$92
Restructuring, transaction and integration costs	1	-	-	1
Share-based compensation	11	2	3	16
Impact of finance leases
Principal payments received	-	-	10	10
Unrealized loss on redemption options[3]				2
Adjusted EBITDA	$65	$25	$31	$121

Q4/25 Earnings News Release 6

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $2 million unrealized loss on the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Twelve months ended December 31, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$64
Income taxes[1]				99
Net finance costs[1,2]				120
EBIT[3]	$188	$59	$53	$283
Depreciation and amortization	64	42	55	161
EBITDA	$252	$101	$108	$444
Share-based compensation	17	4	5	26
Impact of finance leases
Upfront gain	-	-	(14)	(14)
Principal payments received	-	-	38	38
Derecognition and unrealized loss on redemption options[3]				17
Adjusted EBITDA	$269	$105	$137	$511

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $17 million derecognition and unrealized loss on redemption options associated with the 2027 Notes. The early redemption resulted in derecognition of the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Twelve months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$32
Income taxes[1]				49
Net finance costs[1,2]				98
EBIT[3]	$166	$29	$(33)	$179
Depreciation and amortization	74	53	58	185
EBITDA	$240	$82	$25	$364
Restructuring, transaction and integration costs	7	4	3	14
Share-based compensation	19	5	5	29
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	1	44	45
Unrealized gain on redemption options[3]				(17)
Adjusted EBITDA	$266	$92	$74	$432

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $17 million unrealized gain on the embedded derivative asset associated with the redemption options in the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Free cash flow

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

Q4/25 Earnings News Release 7

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2025	2024	2025	2024
Funds from operations ("FFO")[1]	$60	$74	$326	$218
Net change in working capital and other	119	39	19	106
Cash provided by operating activities ("CFO")[2]	$179	$113	$345	$324
Less:
Capital expenditures - Maintenance and PP&E	(20)	(21)	(57)	(53)
Capital expenditures - Growth	(14)	(11)	(58)	(22)
Mandatory debt repayments	-	-	-	(10)
Lease payments	(7)	(5)	(23)	(20)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	3	-	23	3
Free cash flow	$141	$76	$230	$222
Dividends paid	4	2	17	9
Dividend payout ratio	2.8%	2.6%	7.4%	4.1%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from Operations” or “CFO”.

Bank-adjusted net debt-to-ebitda ratio

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

Gross Margin before Depreciation and Amortization

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

•
the anticipated completion of the divestiture of a majority of the Company’s operations in the APAC region (the “APAC Divestiture”), and the timing thereof, if at all;
•
expectations that Enerflex will be able to continue to deliver ES solutions in APAC following the APAC Divestiture;

Q4/25 Earnings News Release 8

•
refinancing of the 2027 senior secured notes will reduce annual interest costs and enhance the Company’s tax efficiency;
•
continued expansion and deepening of relationships with upstream and midstream client partners across the U.S., particularly in the Permian basin;
•
expectations that the U.S. contract compression business will continue to perform well, led by increasing natural gas production in the Permian;
•
expectations that approved growth capital expenditures will deliver growth of at least 13% during 2026;
•
expectations for further growth in 2027 and the ability of Enerflex to secure long-lead time components, if at all, to support such growth;
•
the ability of Enerflex to build on momentum across its global operations during 2026;
•
Enerflex’s ability to enhance the profitability of its core operations, grow its business, and generate sustained, attractive returns for shareholders, and the time required in connection therewith, if at all;
•
disclosures under the heading “Outlook” including:
o
expectations for continued steady demand across our business lines and geographic regions;
o
the highly contracted EI product line and the recurring nature of AMS will continue to underpin operating results;
o
customer contracts within Enerflex’s EI product line will generate approximately $1.3 billion of revenue over their remaining terms;
o
expectations that performance of Enerflex’s ES product line will remain steady, with the majority of the backlog of approximately $1.1 billion as at December 31, 2025, expected to convert into revenue over the next 12 months;
o
expected increases in natural gas and electric power generation across core operating countries will drive an attractive medium-term outlook for ES products and services;
o
Enerflex’s ability to deliver on its near-term priorities and the time required in connection therewith, if at all;
o
targeted total capital expenditures during 2026 of approximately $175 million to $195 million, including (i) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million;
o
selective customer supported growth investments continuing to be made in the US contract compression business;
o
continued strength in the fundamentals for contract compression in the U.S., led by expected increases in natural gas production and capital spending discipline from market participants;
o
the ability of the Company to capitalize on opportunities to organically expand its business in the Middle East, should they arise, if at all;
o
the ability of Enerflex to continue to make meaningful direct shareholder returns, including its ability to pay a sustainable quarterly cash dividend; and
o
considerations to further reduce debt to strengthen Enerflex’s balance sheet and lower net financing costs.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used;

Q4/25 Earnings News Release 9

general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;

•
that all conditions to completion of the APAC Divestiture will be satisfied or waived in a timely manner, that all regulatory and other approvals required for completion of the APAC Divestiture will be obtained and obtained in a timely manner, that the transaction to effect the APAC Divestiture will be completed on the agreed terms, and that the expected benefits of the APAC Divestiture will be realized within the expected timeframes;
•
the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;
•
natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2026;
•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
•
risks related to lawsuits, arbitrations or other legal proceedings;
•
the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
•
the Company’s backlog providing strong visibility into future revenue generation and business activity levels;
•
no significant unforeseen cost overruns or project delays;
•
market conditions continuing to support the NCIB within the anticipated timeframe; and
•
Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or

Q4/25 Earnings News Release 10

otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

About Enerflex

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

Q4/25 Earnings News Release 11